6/11/13

DD
6/26/13

[redacted]

13025599

SEC SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38139

8-38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. Jefferson
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Sutton (309)820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser, & Company, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

202 N. Center Street	Bloomington	Illinois	61701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 7/2/13
KW 6/28 *

OATH OR AFFIRMATION

I, Kelly Sutton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midwest Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDRA GRAY
MY COMMISSION EXPIRES AUGUST 28, 2015
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

Kendra Gray
Notary Public

Kelly Sutton
Signature

V.P. / Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

202 North Center Street

Bloomington, Illinois 61701-3995

Phone 309-827-0348

Fax 309-827-7858

Dunbar, Breitweiser
& COMPANY, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midwest Securities, Inc.
Bloomington, Illinois

We have audited the accompanying financial statements of First Midwest Securities, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011 and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
February 27, 2013

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS	2012	2011
Cash	$ 713,130	$ 835,333
Commissions and related receivable	906,518	833,983
Investments	110,107	107,404
Prepaid expenses	149,241	148,387
Notes receivable - related parties	27,515	52,837
Due from FMIS	4,015	10,023
Due from parent (TIC)	1,376	18,154
Security deposit with clearing house	63,791	63,791
Income tax receivable	138,485	290,184
Property and equipment, net of accumulated depreciation and amortization of 2012: $43,949 2011: $22,594	18,750	29,355
	$ 2,132,928	$ 2,389,451

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 110,141	$ 63,894
Accrued liabilities	196,943	191,105
Commissions payable	593,988	548,341
Regulatory obligation	116,977	103,863
Due to FMIS	-	1,694
	$ 1,018,049	$ 908,897
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 15,000 shares; 12,073 issued and outstanding	$ 229,435	$ 229,435
Paid in capital	756,479	765,764
Retained earnings	128,965	485,355
	$ 1,114,879	$ 1,480,554
	$ 2,132,928	$ 2,389,451

See Notes to Financial Statements.

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Nature of operations:

First Midwest Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Wisconsin corporation that is a wholly-owned subsidiary of The Investment Company, Inc.

The Company is registered as a licensed broker to deal in securities. The broker-dealer operates several branches and contracts with independent brokers in rural and suburban communities in several states in the United States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle-income individuals.

Note 2. Summary of Significant Accounting Policies

Basis of presentation:

These financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities transactions:

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds received from customers in connection with its activities as a broker. The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of estimates:

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTES TO FINANCIAL STATEMENTS

Uncollectible accounts:

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security valuation:

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2012 and 2011, the company recognized income tax income and expenses and remitted to its parent corporation as a result of filing its return on a consolidated basis.

Equipment and depreciation:

Equipment with an estimated useful life in excess of one year is capitalized at cost and depreciated over its estimated useful life, generally 3-7 years, on a straight-line basis.

Subsequent event recognition:

Management has evaluated the need for subsequent event recognition or disclosure through February 20, 2013, the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS

Note 3. Cash

The following is a summary of cash in bank and held by others as of December 31:

	2012	2011
Cash in bank	$ 713,130	$ 835,333

The Company's balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. At December 31, 2012, the Company's uninsured cash balances totaled $463,130. This does not reflect reductions for outstanding checks not yet presented to the bank for payment.

Note 4. Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31:

	2012	2011
Securities commissions:		
Clearing houses	$ 801,668	$ 726,789
Municipal receivable	540	120
Variable annuity commissions	4,590	14,948
Mutual fund commissions	1,462	4,253
Broker advances	98,258	87,873
Total	$ 906,518	$ 833,983

Note 5. Regulatory Obligations

The Company is making monthly payments on two regulatory obligations imposed by FINRA. The total balance of both obligations at December 31, 2012 and 2011 was $116,977 and $103,863, respectively.

Note 6. Related Party Transactions

Intercompany activities:

The Company pays and is reimbursed for officer life insurance for its parent company. At December 31, 2012 and 2011, the amount receivable from the parent company was $1,376 and $424, respectively.

NOTES TO FINANCIAL STATEMENTS

The Company also incurs activity with its affiliate, First Midwest Insurance Services, Inc. At December 31, 2012 and 2011, the receivable from First Midwest Insurance Services, Inc. was $4,015 and $10,023 respectively. At December 31, 2012 and 2011, the payable to First Midwest Insurance Services, Inc. was $0 and $1,694

During 2011, 1,438,522 shares of The Investment Company with a value of $143,852, were issued to employees of the Company. During 2012, 92,850 of the shares issued were repurchased from a terminated employee.

Consolidated income taxes:

The Company receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. At December 31, 2012 and 2011, the amount receivable from its parent company was $0 and $17,730.

Notes receivable:

The Company makes advances to employees and independent brokers in the form of notes with various terms for repayment and forgiveness. The terms for repayment and forgiveness do not specify certain dates or amounts.

Note 7. Income Taxes

The Company files a consolidated federal income tax return with its parent company (The Investment Company, Inc.) and another subsidiary (First Midwest Insurance Services, Inc.). The Company transfers its portion of consolidated income taxes for remittance as they accrue.

Note 8. Accounting for Uncertain Tax Positions

Effective January 1, 2009, the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions." This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.

The adoption of this standard had no material effect on the Company's financial position. As of December 31, 2012, the tax years of 2008 to 2011 remain subject to examination by the taxing authorities, as well as any return to be filed for tax year 2012.

Note 9. Deposit with Clearing Organizations

At December 31, 2012 and 2011, the Company was required to maintain deposits of $63,791 with the organizations that clear its customers' transactions.

Note 10. Net Capital

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are the greater of 6.67% of total liabilities or $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. The company has complied with these requirements.

Because the Company cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3(k)(2)(ii) of the SEC Rules. A computation of reserve requirement is not applicable as the company qualifies for the exemption under Rule 15c3-3.

Note 11. Stockholders' Equity

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding.

Note 12. Disclosures about Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2012 and 2011.

Auditing standards define fair value as an exit price, establish a framework for measuring fair value within generally accepted accounting principles, and expand disclosures about fair value measurements. The Company adopted this standard as of January 1, 2009 for assets and liabilities measured at fair value on a recurring basis.

Fair value is an exit price, which represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 inputs: quoted market prices (unadjusted) for identical assets or liabilities in active markets
Level 2 inputs: inputs other than quoted market prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and
Level 3 inputs: unobservable inputs (e.g., a Company's own data)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money markets, bonds and CDs	$ 110,107	$ -	$ -	$ 110,107
Security deposits with clearing house	63,791	-	-	63,791
Due from related parties	-	-	5,391	5,391
Notes receivable – related parties	-	-	27,515	27,515
Total	$ 173,898	$ -	$ 32,906	$ 206,804

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money markets, bonds and CDs	$ 107,404	$ -	$ -	$ 107,404
Security deposits with clearing house	63,791	-	-	63,791
Due from related parties	-	-	28,177	28,177
Notes receivable – related parties	-	-	52,837	52,837
Total	$ 171,195	$ -	$ 81,014	$ 252,209

Notes receivable related parties and due from related parties

	2012	2011
Assets		
Beginning of year	$ 81,014	$ 213,802
Purchases, sales, issuances and settlements (net)	(48,108)	(150,942)
End of year	$ 32,906	$ 81,014

Note 13. Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition. The Company's maximum exposure net of E & O coverage at December 31, 2012 was $187,321, which is reflected as a reduction of net capital on its regulatory filings. Payments of $12,392 have been made after December 31, 2012, and the Company's remaining maximum exposure net of E & O coverage is $174,929.

FMSI
207 West Jefferson Street
The Illinois House, Suite 102
Bloomington, IL 61701-3969

FIRST MIDWEST SECURITIES, INC.
Member FINRA/SIPC
www.myfmsi.com

Phone: (800) 662-8452
(309) 820-7444
Fax: (309) 820-7451

February 27, 2013

Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

This representation letter is provided in connection with your audit of the financial statements of First Midwest Securities, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of February 27, 2013:

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement dated May 31, 2012, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- All events subsequent to the date of the financial statements and for which U.S GAAP

requires adjustment or disclosure have been adjusted or disclosed.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

- The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S GAAP.

Information Provided

- We have provided you with:

  - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;

  - Additional information that you have requested from us for the purpose of the audit; and

  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- All transactions have been recorded in the accounting records and are reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management;

  - Employees who have significant roles in internal control; or

  - Others when the fraud could have a material effect of the financial statements.

- We have no knowledge of any allegations of fraud, or suspected fraud, affecting the entity's financial statements communicated by employees, former employees, analysts, regulators or others.

- We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

- We have disclosed to you all known actual or possible litigation and claims whose effects should be considered when preparing the financial statements.

- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.

- There are no:
  - Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency. In that regard, we specifically represent that we have not been designated as, or alleged to be, a potentially responsible party by the Environmental Protection Agency in connection with any environment contamination.

  - Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by the Contingencies Topic of FASB Accounting Standards Codification, which superseded Statement of Financial Accounting Standards No. 5 *Accounting for Contingencies.*

We reaffirm the representations made to you in our letter dated February 20, 2012 with respect to the financial statements as of and for the year ended December 31, 2011.

FIRST MIDWEST SECURITIES, INC.

Kelly Sutton, Chief Operating Officer